FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933, AS AMENDED
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following article on PeopleSoft’s website at www.peoplesoft.com:

HEUG: Higher Education User Group Speaks Out Against Oracle Bid
June 13, 2003

FOR IMMEDIATE RELEASE

Higher Education User Group Supports PeopleSoft

Largest Industry User Group Estimates Cost to Education in the Billions

Washington, D.C. – June 13, 2003 – The Higher Education User Group (HEUG), an independent, non-profit organization, commends the PeopleSoft (Nasdaq: PSFT) Board of Directors for rejecting Oracle’s hostile takeover bid. The action demonstrates PeopleSoft’s continued commitment to its worldwide higher education customer base.

“As part of Oracle’s hostile takeover attempt, their threat to terminate development of our higher education applications is appalling. The offer to help us migrate our applications onto a different suite is unacceptable in terms of impact to our students, to our faculty, and to our staff”, stated Ola Faucher, HEUG President. “A migration to an ERP suite we purposely did not choose in the first place would force our institutions to expend vast amounts of money, precious staff time and talent, and place our core business processes at risk”.

The HEUG represents institutions with approximately 1.8 million faculty and staff, over 8.9 million students and 650 campuses worldwide. More information on HEUG can be found at www.heug.org.

HEUG MISSION

The PeopleSoft Higher Education User Group (HEUG) consists of Higher Education institutions using PeopleSoft products and is certified by PeopleSoft. The HEUG’s objectives are:

•	To provide a forum for sharing information and experience among Higher Education customers on selection, implementation and cost-effective use of PeopleSoft products.

•	To provide a process by which the HEUG can speak with a common voice to PeopleSoft on matters of common interests, thereby improving communications regarding product expectations and recommendations for improvement in PeopleSoft Higher Education products.

•	To provide a forum for presentations from PeopleSoft management, developers and business partners to keep the HEUG informed as to changes in direction, product plans and other areas of concern

The HEUG.Online is the web home for the Higher Education User Group. This website is used by our members to communicate, share and collaborate as we each face the unique challenges of implementing and maintaining a PeopleSoft implementation. We represent over 400 institutions and over 4500 individuals committed to helping each other succeed! If you think you can benefit from this combined knowledge and support, please click on one of the appropriate links to get in touch with the HEUG and our members.

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Additional Information

PeopleSoft intends to commence an exchange offer and to file a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials to be filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This article may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.